Filed by BNC Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BNC Bancorp

(Commission File No. 000-50128)

Date: January 23, 2017

Pinnacle Financial Partners Inc. Conference Call to Discuss Definitive Agreement To Acquire BNC Bancorp

Pinnacle Financial Partners, Inc. (NASDAQ:PNFP)

BNC Bancorp (NASDAQ: BNCN)

Executives

Terry Turner; Pinnacle Financial Partners, Inc.; President & CEO

Rick Callicutt; BNC Bancorp; President & CEO

Harold Carpenter; Pinnacle Financial Partners, Inc.; CFO

Analysts

Jennifer Demba; SunTrust Robinson Humphrey; Analyst

Jefferson Harralson; Keefe, Bruyette & Woods, Inc.; Analyst

Kevin Fitzsimmons; Hovde Group; Analyst

Peyton Green; Piper Jaffray & Co.; Analyst

Michael Rose; Raymond James & Associates, Inc.; Analyst

Andy Stapp; Hilliard Lyons; Analyst

Brian Martin; FIG Partners, LLC; Analyst

Nancy Bush; NAB Research; Analyst

Operator^ Welcome to the Pinnacle Financial Partners BNC Bancorp acquisition investor conference call. Hosting the call today from Pinnacle Financial Partners is Mr. Terry Turner, President and CEO of Pinnacle. He is joined by Harold Carpenter, Chief Financial Officer of Pinnacle, and Rick Callicutt, BNC’s President and CEO.

Please note that the release announcing Pinnacle’s proposed acquisition of BNC and this morning’s presentation are available on the investor relations page of Pinnacle’s website at www.pnfp.com. Today’s call is being recorded and will be available for replay on Pinnacle’s website for the next 90 days.

At this time, all participants have been placed in a listen-only mode. The floor will be open for your questions following the presentation. If you would like to ask a question at that time, please press *1 on your touch tone phone. Analysts will be given preference during the Q&A. We ask that you please pick up your handset to allow optimal sound quality.

During this presentation we may make comments which may constitute forward-looking statements. All forward-looking statements are subject to risk, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle Financial to differ materially from any results expressed or implied by such forward-looking statements.

Many of such factors are beyond Pinnacle Financial’s ability to control or predict and listeners are cautioned not to put undue reliance on such forward-looking statements. A more detailed description of these and other risks is contained in the press release announcing the transaction, in the investor presentation and in Pinnacle Financial’s most recent annual report on Form 10-K. Pinnacle Financial disclaims any obligation to update, revise any forward-looking statements contained in this presentation whether as a result of new information, future events or otherwise.

In addition, these remarks may include certain non-GAAP financial measures as defined by the SEC’s Regulation G. A presentation of the most directly comparable GAAP financial measures and a reconciliation of non-GAAP measures or comparable GAAP measures and will be available in the investor presentation on Pinnacle Financial’s website at www.pnfp.com.

With that I am now going to hand the presentation over to Mr. Terry Turner, President and CEO of Pinnacle. Sir, the floor is yours.

Terry Turner^ Thank you, operator. Good morning.

Harold Carpenter and I are here in High Point, North Carolina with Rick Callicutt, BNC’s President and CEO. We appreciate you joining us on the call this morning for what we think is one of the most exciting transactions we’ve seen in a very long time.

Obviously, we believe the merger is strategically compelling. Some of you have heard me talk about Pinnacle’s long-standing formula of locating in large urban markets that are dominated by the very large regional national franchises and then competing based on distinctive service and with local management that’s closely connected to the market. That’s exactly what we have successfully done with Magna in Memphis, with CapitalMark in Chattanooga and Avenue in Nashville.

And in our earnings call last week we tried to demonstrate the traction that we’ve achieved in those markets using this approach. Frankly, I can’t imagine that there would be a transaction that fits that formula better than this one.

This merger combines two of the highest performing commercially-focused franchises in the Southeast. As you know, I have never desired to acquire fixer uppers. Both companies are essentially 120 or better ROA companies.

And in each of the last three quarterly earnings calls you have heard me talk about expanding to other high-growth markets in the Southeast. We specifically laid out those markets that were particularly attractive to us in the last two calls. And this is the single best opportunity I’m aware of to enter those markets.

The target map we laid out showed nine attractive markets in North Carolina, South Carolina, Virginia and Georgia. And we will enter six of those nine markets that we had targeted with one of the best bank management teams of which I am familiar.

Both firms have established great reputations for management teams that no one understand the large urban markets that they serve and an ability to produce outsized growth both organically and as a consolidator. So by combining these organizations we end up with a much deeper management team than either bank would have had independently, a much larger number of large high-growth markets and with a core confidence of managing rapid growth both organically and through near flawless merger integration. In my opinion that’s a combination that’s hard to beat.

I honestly don’t recall a transaction with more compelling economics. This transaction combined with $175 million capital raise we intend to do prior to closing is, first of all, approximately 10% accretive to 2018 fully diluted earnings per share. It’s approximately 5% accretive to tangible book value.

It meaningfully increases tangible capital in the various capital ratios. And it will leave us comfortably below the 100% and 300% CRE thresholds. Obviously, it’s a large transaction and that’s not without risk, but we believe that the primary risks are sufficiently mitigate by virtue of the fact that Rick Callicutt, David Spencer and Annette Rollins, BNC’s Director of Human Resources, will continue with the combined firm and they and their team will continue to manage the people and the marketing effort in the Carolinas and Virginia.

Both firms have a very strong credit culture. They have very strong credit track records. As we have done due diligence it’s been astounding how similar our credit approval processes are.

I think as you go into transactions like these you could worry about things like diminishing the speed of response that we have to market on credit decisions. But given that our credit approval processes are so similar we are highly confident that we will be able to continue that impact on the market versus these large regional banks.

Both of us have a track record for successfully integrating banks with little or no loss of revenue producers, which is really the key to making these transactions work. I have no doubt that Rick and his team can hold the key revenue producers as we go forward.

These kinds of presentations are generally filled with hyperbole, but we do generally believe we are creating the premier commercial bank and franchise in the Southeast. On the left of the slide is a snapshot of Pinnacle. We are a $11.2 billion bank headquartered in Nashville, Tennessee.

Since our de novo start in 2000 we have desired to be an urban community bank, which means we have all the sophistication of a larger regional bank with a hands-on, friendly, personal service associated with smaller community banks that’s easy to do business with. We’ve got a track record of proven ability to grow market share both organically and via acquisitions. Most importantly we’ve demonstrated the ability to grow revenue and earnings at a pretty dramatic rate over an extended period of time and do it in a highly efficient manner.

And then the whole thing is really built on attracting great bankers by virtue of being a great place to work. If you look at BNC, the similarities are astounding. It’s a $7.4 billion bank headquartered in High Point, North Carolina.

It was a de novo start in 1991 by a founding group including Rick Callicutt, their longtime CEO. They have a fabulous footprint with great markets like Charlotte, Winston-Salem, Greensboro and Raleigh, North Carolina, Greenville and Charleston, South Carolina and Roanoke, Virginia. They have been a rapid grower, both organically and via acquisition, both on the balance sheet and of earnings with a strong focus on using their work environment as the linchpin for a highly engaged workforce.

So to me this combination creates an even more profitable $20 billion bank operating across four extremely attractive Southeastern states and more importantly in the largest urban markets in those states. We will become one of the 50 largest banks in the country based on asset size, we’re one of the most valuable franchises based on market cap and one of the most profitable based on ROA. It’s quite a combination.

When the firms combine, hopefully in the third quarter, we will have an 18-member Board consisting of 14 existing Pinnacle directors and four existing BNC directors including Rick Callicutt and Ken Thompson. Harold Carpenter, our CFO; Hugh Queener, our Chief Administrative Officer; Harvey White, our Chief Credit Officer; and Kim Jenny, our enterprise-wide Risk Manager, will all continue in their existing roles.

And we will split the sales organization into two geographic units with Rob McCabe, my longtime partner and Chairman of Pinnacle, running the Tennessee footprint and Rick Callicutt continuing to run the Carolinas and Virginia. As was mentioned in the press release, David Spencer, BNC’s CFO, will continue to support Rick as he seeks to accelerate the penetration of the Carolinas and Virginia and will support Harold in the finance and treasury function of the new combined entity.

With that let me turn it over to Rick Callicutt to highlight BNC and their track record.

Rick Callicutt^ Thanks, Terry. Just at the top of the conversation this morning I’d like to tell you how enthusiastic our management team is, how well this has been received by all of the folks in the field here at BNC and really looking forward to moving forward here, getting these two teams integrated, put together and really, really excited about where we are here.

If you look at slide 7, I think it’s important to point out that in spite of all the bank acquisitions we’ve done, we do have and have had an organic growth machine that starts and runs 24 hours a day, 7 days a week. As we came out of the crisis in 2008 in 2009, the acquisition strategy really was used to position our Company in all the growth markets in the Carolinas and Virginia, but also to get a Company that was heavily wholesale funded, a Company that was high on the CRE to capital side more balanced. And we’ve been able to achieve that through both acquisitions, de novo markets we’ve gone into and as Terry mentioned earlier our appetite to hire top performers and great teams in each of the markets that we currently participate in.

Asset growth, earnings growth, ROA, all of those have been achieved as we have been able to gain leverage. With a very sophisticated and a very deep internal group supporting this growth we’ve been able to achieve leverage over the last several years as we’ve made these acquisitions and we’ve been able to grow the balance sheet of the Company.

Moving on over, when you think about business integration opportunity we have an integration team that’s been working on all the acquisitions here at BNC. That team is still here. That team still works every day.

So as we think about over the next year or so the integration of these two companies we’ve obviously been very active and very familiar with that and this team again operates at a very high level. So that would facilitate and should facilitate a very smooth transition as we move from BNC to Pinnacle. We’ve made it clear to the market over the last year or so that we want to and are aggressively moving toward a growth in our C&I platform.

I’ve been recruiting. We’ve been making acquisitions. We’ve been looking at and making aggressive moves in each of our markets to further improve that.

Additionally, we’ve been working on our treasury services platform. The combination of BNC and Pinnacle in my view advances the ball in all of our markets four to five years. We are able to move in with a much more robust treasury group.

The commercial mortgage platform that we compete against on a daily basis with our high level of CRE now will be an in-house opportunity for us and an opportunity for our guys on the street to really compete at a much, much, much higher level.

Wealth management, as some of you know our most recent acquisition we picked up a $1 billion trust platform here with the High Point Bank acquisition as well as an insurance division. This again advances the ball for the people in each of those areas and advances the ball for the combined companies probably four to five years in our ability to leverage the wealth side of our Company and advance the ball with more lines on the insurance side and be able to aggressively pursue particularly the insurance and trust in the larger metro markets where we don’t have penetration presently.

Pinnacle’s mortgage platform is much like our mortgage platform. They do about $800 million in the mortgage business. We closed out the year at about $450 million in the mortgage business and that’s really not with full leverage in each of the markets that we are currently in.

We are looking forward to growing what I think will be a $2 billion business in the near term. Our team is excited about the opportunity. Our team is excited about leveraging the infrastructure under one platform and allow all of our guys to continue to grow the market and grow the business where they are.

Ability to pursue larger clients is always an attractive component of any transaction. That’s something we’ve sold as we’ve done many transactions over the last several years. But in this case in particular the sophistication that Pinnacle brings to the table on the C&I side in addition to the ability to go deeper with several of our gilded edge clients really is going to create a significant opportunity to not only continue the growth that we’ve been achieving at a 12%, 13% rate but we believe that we will be able to accelerate that in each of the markets that we operate.

When I first met Terry and his team we came away from that meeting with a sense of these guys are like us. These guys think like us. These guys think of banking in a very common sense manner.

They are very goal-oriented but they are also so focused on customer satisfaction, employee satisfaction and a continual motivation and a team approach to how we all win together. And that’s, again, something that we’ve attempted to create here and I think we have created that. But this takes all of that conversation to a much, much larger level.

Slide 9 gives you, again, as you look at like-minded banks the franchise, the large MSAs that we are located in. Some will ask us about branch closures and things of that sort. We don’t see any significant branch closures.

We are always in a branch optimization mode here. We do have currently three offices under construction. And we will be, again, looking to rationalize and optimize our branch footprint, but in the near term we don’t see any significant branch closures.

We’re always in a branch optimization mode here. We do have currently three branches under construction, and we will be, again, looking to optimize our branch footprint. But in the near term we don’t see any significant branch closures.

Efficiency metrics are something that we’ve really been able to focus on here in the last year or so at our Company as our infrastructure, as our growth has really caught up with our infrastructure. We’ve got a significant compliance area, significant fair lending area, BSA, most recently completed a safety and soundness exam and achieved at a very high level during that exam.

So as we think about the integration, as we think about the asset quality, as we think about the opportunity here across the board, across the balance sheet I don’t see any other transaction and, quite frankly, this is the only transaction that I would have entertained to be able to put two banks together and create what I think is not only something significant for the market but maybe ultimately we look back on it and it’s historic for this part of the Southeast of the US.

With that, Terry, I’ll turn it back over to you guys.

Terry Turner^ All right, well thanks, Rick. Rick and I really are like-minded on so many things. We’ve had a blast working together, conceptualizing how to put these two firms together and really focusing on what we think we can create.

They’ve been the fastest growing bank in their markets as we have in ours. They have relied a little more on CRE than we have and in my judgment they are excellent at it.

We’ve relied more on C&I. That’s been a stated strategy of theirs over the last few years to migrate more towards C&I. And I think you heard Rick say early on in the call we feel like we can work together and advance that program four or five years here in pretty short order.

Both firms produce top quartile profitability in terms of ROA, ROE and efficiency. And this transaction is accretive to all three of those. We believe blending our credit cultures should not be difficult at all.

Both have great credit metrics and we’ve been astounded at how similar our credit and approval processes are. Having Rick Callicutt and David Spencer join Rob McCabe, Harold Carpenter, Hugh Queener and myself makes for an incredibly strong management team. And the fact that both management teams have demonstrated an ability to effectively integrate other banks in my opinion significantly reduces integration risk in this transaction.

Guys, there are a number of slides in this presentation that ought to excite you about the combination, but this is one of the most exciting slides in the deck from my opinion. On the left side of the top 25 MSAs in the Southeast, excluding Florida, rank ordered by size or by population. The pink shaded markets are BNCs, the blue shaded markets are Pinnacle’s and we will now be operating in roughly half of the top 25.

On the right side are the top 25 MSAs in the Southeast ranked by their projected population growth rates. And we will now be operating in 10 of them. Hopefully with that I think you can really begin to see the power of this combination and what we can build.

Now let me put it in context. In each of the last three quarterly earnings calls we’ve been discussing our desire to begin expanding beyond the four urban markets of Tennessee. Specifically in each of the last two we’ve used a map to not only highlight the four urban markets in Tennessee in which we currently operate but also to highlight the other high-growth urban markets in the Southeast that we were targeting.

Of course, the target markets are highlighted by the pink shading. And as you can see BNC puts us in six of the nine target markets. Man, it would be hard to find more of a bull’s eye than that.

As most of you recall we’ve indicated that we have considered entering these markets either on a de novo basis or by way of acquisition. We indicated that were we to go by acquisition we wouldn’t go without current management continuation. We wouldn’t be interested in anything less than 5% EPS accretion in the first full year, that the bank should have a commercial thrust as opposed to a consumer thrust, that it must have sustainable core profitability, specifically that we’d not be buying any fixer-uppers, that the bank would need to have mass or be in a position to create mass in its markets and that we probably wouldn’t want to mess around with anything less than $1 billion in assets. And so based on what we set out to do I challenge you to find a better target then BNC.

Then one last slide to focus on the power of the markets before I turn it over to Harold to review the transaction economics. Of course, all of you have heard us talk about the size and growth dynamics in Nashville going on 17 years now, but let me point out several things here. I won’t spend too much time.

But you might look at Charlotte. That’s the largest and one of the fastest-growing markets on the slide.

You might look at Memphis. That’s the second largest market in Tennessee. It is the third-largest on the slide.

It’s also the third-largest market in terms of businesses which is what the primary focus of this firm is. Look at Raleigh in terms of both size and growth dynamics as well as the number of businesses there. In Charleston, South Carolina’s growth rate, that’s one of the best markets on the slide.

As you can tell, I couldn’t be more excited about this combination and the markets in which we will operate. If you believe that bank performance is a function of the size and growth dynamics of the markets they operate in you have to love this deal.

With that, let me turn it over to Harold to get down to the transaction details.

Harold Carpenter^ Thanks, Terry. Now getting more into the details of the transaction, the key items are detailed on the slide and for the most part were in last night’s press release.

We began discussions as to pricing several weeks ago and settled on the fixed exchange ratio as the most appropriate pricing methodology at the 0.5235 exchange rate. Additionally, there are no floors or collars or other pricing constraints in the deal. This is an all-stock transaction with the pro forma Company being composed 60% Pinnacle, 36% BNC and only 4% for an additional equity associated with an anticipated Tier 1 capital raise.

Based on current pricing our modeling considers 27.6 million shares of Pinnacle, we exchange for all the outstanding BNC shares. These amounts include the impact of BNC’s restricted shares which we will discuss in just a minute.

Additionally, given the combined Company will have greater than $15 billion in assets we are also considering this incremental $175 million Tier 1 capital raise to replace the $135 million in trust preferred securities that both companies currently have that we believe will cease to be considered Tier 1 capital once the merger closes.

A mutual termination fee has been set at $66 million which is in line with similar transactions in recent years. Voting agreements have been secured from both Company Boards. In order for the merger to close we will need both shareholder groups to approve the merger as well as obtaining the customary regulatory approvals.

We will be required to obtain regulatory approvals from the Federal Reserve, the FDIC and both the North Carolina and Tennessee banking commissioners. We currently anticipate filing for those applications within the next few weeks. We’ve got contracts with Rick and David Spencer and look to add others over the next several weeks.

For modeling purposes we are considering an early third-quarter 2017 close which we think is reasonable given we were able to accomplish a similar glide path for our recent Avenue acquisition. There are obviously several events that could occur which would delay the close. But we had to start somewhere so we went with what we’d like to see happen.

We believe we have a very fair transaction given the high quality of the BNC franchise. All in all, we feel both shareholder groups are being rewarded in this transaction.

The information on this slide provides the customary multiples that bank investors typically like to see for these transactions. We are using a 20-day average trading price for both firms in the calculations of these amounts. Although we believe the information on the slide is more — although we believe it’s customary to show these metrics as of the most recent trading day, we believe the information on this slide is more indicative of the value of the transaction to both shareholder groups.

Obviously, the Boards of both companies have been overwhelmed with comparables from recent M&A transactions. So it’s basically one of picking the peer group. But generally the tangible book valuation ratio and the PE multiples are higher than median.

At 290% tangible book value and 20x2017 earnings it is a premium to most peer group but in no way anything extremely excessive when you consider the quality of the expansion opportunity like this one. We believe the Pinnacle shareholder group will be pleased with the quality of the underlying franchise being obtained and at multiples that traditionally are less than where Pinnacle trades which makes transactions like these very exciting.

Additionally, it works out to be a 10.5% premium to the 20-day trailing average closing price and the shareholders of BNC should benefit from an approximate 47% lift in the cash dividend payments.

We won’t spend a lot of time here as there is much information on this slide. But we believe this is an important component of the process and both shareholder groups should know that both banks went through a thorough and disciplined process over the last few weeks.

As you know, due diligence process is all about risk identification. We design the process along the same lines as our EWRM process so we could analyze the risk in a manner similar to how we carry out risk management at Pinnacle.

As you might expect, much of the due diligence occurred via an online data room as well as one-on-one meetings with BNC leadership. What may be a little different from other merger transactions at other firms is that the leadership of Pinnacle and BNC basically carried out the due diligence effort. Even I was engaged.

We obviously use third parties in the technical areas such as tax and fair value. But for the most part it was credit people talking to credit people and compliance people talking to compliance people.

Three things we believe are worth noting about due diligence. First, concerning commercial real estate, the credit teams for both entities spent quite a bit of time together. We will operate under one credit policy, but it will take some time once the merger closes to get the best of both banks’ processes fully adopted.

That said, we are very interested in commercial real estate and the composition and concentrations in that portfolio. The end result is that the types of commercial real estate BNC Bank is basically the same as ours. It’s local developers, local investors, smaller tickets kind of credits.

No big-ticket projects for multistory high-rises or for the next fancy shopping mall. It’s about banking select relationships with known developers and investors and not chasing transactions that show up looking for funding by whomever wherever.

Secondly, we spent some time visiting with regulators a couple of weeks ago both in Nashville and in Atlanta to introduce them to the idea of this combination and what all we are about trying to accomplish. We think these type of meetings help to keep everyone on the same page and we can better understand their concerns so we can address them in a better way as we start the regulatory approval process. We are not saying the regulators gave us the thumbs up, but what we are saying is that we started the informal process of acclimating them to the idea, next up is the formal process which like I said we hope to start in a few weeks.

Lastly, BNC is an exceptional bank with a very enviable track record. At the end of the day risk management regardless of the area is about culture. It’s not about someone telling you what to do or how to do it.

You do it because it’s important to running a strong organization. Our due diligence process results in a conclusion supporting a well-run organization with a strong risk management culture.

As I mentioned previously, all currently issued in the money options will be cashed out as of the date of closing. Assuming the transaction would have occurred last Friday that would amount to approximately $1.7 million to the grantee. All unvested restricted shares granted prior to December 31 will vest upon the closing date except for approximately 350,000 restricted shares granted in December that won’t accelerate.

The synergy case involves an anticipated 25% in cost saves. As to expenses we focus on 2018 expense forecasts and have a high degree of confidence that we can achieve those targets. We’ve had numerous meetings with the leadership at BNC going through the expense book line by line.

Both firms have meaningful experience in merging banks. Both management teams will step through this process carefully making sure that we take care of our associates and that all associates are communicated with frequently and they will leave nothing to the rumor mill.

Both management groups also understand the criticality of achieving the synergy case and believe it to be achievable and are committed to that end. David Spencer at BNC and Hugh Queener at Pinnacle will lead this effort as both have many years of experience doing so. Our synergy case for 2018 is contingent upon systems conversion occurring in the fourth quarter of 2017 through the aforementioned stage processes.

If that slips for any number of reasons then our 2018 forecast will be impacted by the technology conversion delay. We have also factored in the synergy case and add back for additional costs and lost revenue for the Durbin Amendment, increased FDIC insurance and DFAST compliance which before was likely not included as part of BNC’s forward analyst estimates.

As to merger-related expenses, the customary items are included here including executive contracts, systems conversion expenses, settlement of various leases and, of course, the investment bankers and lawyer fees. Our deal cost after-tax represent about 2.25% of total consideration which we believe is comparable to recent transactions.

The primary purchase accounting assumptions we’ve used in our model are detailed above and we believe they are conservative. At the end of the day our fair value assumption and other adjustments result in incremental earnings to us in 2018 of approximately $12.5 million. This includes the loan mark, core deposit intangible, other assets and liabilities fair value margin as well as the cost of the merger expenses.

Now the good stuff. EPS accretion in 2018 of around 10% post-technology conversions inclusive of the anticipated Tier 1 capital raise. With the forecasted Tier 1 capital raise we are looking at tangible book value accretive transaction thus no earnback period.

You will note in the supplemental information we’ve provided some before and after information so you can see the amounts for just the M&A transaction exclusive of the capital raise. For the cost of capital crowd, we are calculating internal rate of return at 20% with an 18 P/E multiple as the terminal value after five years. Capital ratios for Pinnacle post-capital raise and post-closing of the transaction are in great shape as are the CRE 100, 300 guidelines.

All things considered our conclusion is that this transaction as currently positioned is an absolute win for both shareholder groups. Two high performing franchises, strong management, great markets, two growing franchises; add to it a low premium exchange, we believe this is just what the small and mid-cap bank investor groups have been anxious to see occur.

I believe the pitch is right down the middle of the plate and I believe Mr. Turner and Mr. Callicutt and about 2,200 Pinnacle and BNC associates are about to launch it out of the park. With that I will turn it back over to Terry to wrap up.

Terry Turner^ All right, thank you, Harold. I think I mentioned earlier that the slide showing how many of the top 25 MSAs in the Southeast we’d operate in was one of my favorite slides in the deck. That slide that Harold just went over with you would be my next favorite.

And this slide would be my third favorite. It’s a great indicator of the size and scale we can achieve when we combine these firms. On a pro forma basis we will be the 50th largest bank in the country based on asset size, we will be the 36th largest bank in the country based on market cap and the thing I’m most proud of honestly is that we will be the fourth best in terms of profitability.

Beyond that it puts us in a position to actually increase our long-term profit targets. For those of you that follow our firm you are aware that we’ve published our long-term profitability targets as well as the targets for key components that make up that level of profitability. And as a result of the transaction, we are taking our previously published ROA target from a range of 1.20% to 1.40% to a range of 1.30% to 1.50% beginning in 2018 based on it being our first full year of synergy.

Again, my opinion is that’s what these transactions ought to be about is advancing the economics of the firm. And that’s a clear example of what’s going on here.

So here is a quick summary of the transaction. It is a strategic market expansion into six of our nine targeted Southeastern markets. The combination creates an even stronger management team than either bank would’ve had independently.

It’s extraordinarily accretive to EPS and tangible book value. And due to things like management continuation, a track record for successfully integrating banks and the luxurious earnings accretion we believe that the integration risks are largely mitigated.

Operator, we will stop there to take questions.

+++ q-and-a

Operator^ (Operator Instructions) Jennifer Demba, SunTrust.

Jennifer Demba^ Thank you, good morning. A question, can you talk about the background of the deal, how long BNC had thought about selling and was this a negotiated versus an option?

Terry Turner^ Yes, the transaction is a negotiated transaction. I think you heard Rick say there’s probably nobody else he would have done this deal with. And I’d be glad to let Rick comment on that.

But I think he mentioned we really began some discussions I guess going back as far as October. And I think I mentioned we really have had a fabulous time thinking creatively about how we put these firms together and what we can build together. And so that’s really what we focused on through the fall and, of course, through year-end and so forth.

Rick Callicutt^ I think, Jennifer, from my perspective we had our strategic planning meeting with our Board in October. Every year as we have that strategic planning meeting as we talk about our current Company the challenges of going forward at the end of each of those meetings we always talk about strategic planning relative to potential acquisition targets.

We look at the value of our organization and we look at potential partners going forward. We didn’t leave that meeting with a mandate from the Board to go find a partner. I would say that this was a partnership that is probably one of the better opportunities to put something together because neither firm had to or needed to do anything.

So it’s a merger of opportunity, it’s not a merger of necessity. We met the management team at Pinnacle. Obviously we’ve admired their performance over the past several years.

We met the management team at Pinnacle and really in a very informal fashion and then walked away from that meeting going, wow, this might be really cool if there was an opportunity to move forward. So that’s the way that conversations began and how we got to this point.

Jennifer Demba^ Harold, could you talk about what kind of capital raise we’re looking at and the potential timing on that?

Harold Carpenter^ Yes, sure, Jennifer. I will say what I think I can say and that is we are still, it will be a Tier 1 capital raise. We are not sure when we will go to market, but we are targeting somewhere around $175 million.

Jennifer Demba^ Okay, one more question before I let it go to someone else. Terry, as you think about hiring opportunities over the next couple of years, would you think -- would you expect to hire more revenue producers on top of what BNC already has?

Terry Turner^ I think we would. There are several faces to it. Jennifer, you might if you remember we’ve got a slide in there and it just shows two geographic organizations.

So I think in all our dialogue we are expecting this thing to move forward just like that. In other words, we will have the Tennessee organization that’s continuing to hire in the same exact format that we’ve hired over an extended period of time and we will have the Carolina and Virginia organization that will also be focused on hiring.

I think Rick has been forthright with the market going back prior to our discussion talking about his desire to be in the C&I business. But I think he’s been wise in his approach to it which is I am not going to try to take people that aren’t C&I people and convince them to be C&I people, I’m going to go hire the best C&I bankers I can find. So that’s really what we’ve done for a living.

I think BNC has been a prolific hirer of great talent in the market and they are today focused on all those revenue producers that are C&I in orientation. And what I mean by that is in addition to relationship managers you have treasury management people, wealth management people and so forth.

And so I think if you, Jennifer, you followed us a long time and you followed our hiring model and I think you’ve seen, as we’ve expanded our geography in Tennessee it’s expanded our ability to hire people in those markets. And so we believe that same phenomenon is going to continue where we are just going to be hiring great bankers across a broader geographic footprint.

Jennifer Demba^ Okay, I will let others get on. Thank you very much.

Operator^ Jefferson Harralson, KBW.

Jefferson Harralson^ Hi, thanks. I was just going to follow up on the Tier 1 raise. It sounds like you may raise either common or preferred or a combination? Or what can you say if anything about that?

Terry Turner^ I think you are right, Jefferson. There’s basically two kinds of Tier 1 and you named them. So we will be going through that process of deciding.

Harold Carpenter^ Great job, Jefferson.

Jefferson Harralson^ All right, got it.

Terry Turner^ I will say this, Jefferson. In the pro formas we’ve filed with an S-3, that information did include I think we modeled a common.

Jefferson Harralson^ Yes, it looks like in the slide deck that the tangible book accretion looks like it’s a common raise. But it’s hard to sort of tell. All right, --

Terry Turner^ That’s exactly right.

Jefferson Harralson^ Okay. And the purchase accounting adjustments you guys are talking about, the $12.5 million of incremental after-tax earnings estimated for 2018, is that accretable yield that is coming off a conservative mark or is that something else?

Terry Turner^ I’m sorry, say that again Jefferson?

Jefferson Harralson^ So at the bottom of page 16 of the slide deck you talk about $12.5 million of incremental after-tax earnings estimated for 2018. Is that accretable yield or is that something some other accounting (technical difficulty)

Terry Turner^ Yes, that’s everything. That’s the accretable yield, that’s the core deposit intangibles, that’s the impact of going over $10 billion. That’s all the stuff added up into one line item other than the synergy case.

Jefferson Harralson^ Okay. Thanks. I will let someone else go. Thank you, guys.

Operator^ Kevin Fitzsimmons, Hovde Group.

Kevin Fitzsimmons^ Hi, Hovde Group. Just had a top-level question, Terry, with the Company getting so much bigger in size, how do you ensure that you keep the Pinnacle, the legacy Pinnacle culture and operating model intact?

And specifically you guys have always had a very consistent message that you’ve been a rapid grower and mostly organic, and you always point to the larger super regional banks that tend to be more complacent and you end up taking their best lenders and taking share from them. So when you look at this kind of increase in size, how do you ensure that you don’t, you guys aren’t creeping toward that kind of model and you keep the legacy Pinnacle model intact?

Terry Turner^ Thanks, Kevin. That is a great question, and it’s one I’ve cared about and thought about a lot in all the acquisitions that we’ve done. I would say if you ask me to talk about, well, what is the magic in the Pinnacle formula, I would put it in two pieces.

I think one is passion. We’ve got an energetic management team that believes what I tell you on these calls. They care about what we are doing for our work environment, hiring great people.

They believe they can translate that into a great client experience which I think they have proven. And there is a great deal of hustle in the organization and so that’s a large part of how we create a mismatch between us and the large regional banks. It’s just a different level of passion in the Company.

I think the second thing is the model. And so what goes on in the model, and I don’t want to spend too much time on this but I will just say, number one, it’s a hiring model, who it is that we hire and attract to the Company, that’s not going to change.

Secondly, it is our process and procedures. We’ve got approval processes that are engineered to create decision-making close to the client, specifically in geographic locations.

I mentioned on the call, obviously I was and my guess is BNC was astounded at the almost identical mechanism for credit approval that exists in these two companies. I mean we’ve bought a good number of banks over the years. I wouldn’t say any of them had exactly the same credit approval process that we have.

But BNC’s is a most identical. And so I guess I’m saying that there is a mechanism here that lets us continue to make decision-making close to clients is different than what can be done at regional banks.

And then one last thing that’s tied into the model there, as you know most large regional banks run a line of business organization, they select one person in the organization. That person is in charge of C&I banking, middle-market banking, retail banking, large corporate banking. And that person may sit anywhere on the geography and they’ve got people in every single market.

So what happens in the local market is it creates a real disjointed effort. There is no team play, there is no synergy, the thing just comes unwound in terms of the personality and the soul of the organization. Our approach continues to be the opposite.

We have been a geographically-focused Company and we will continue to be a geographically-focused Company. And so if you just sort of crank that down where you can feel it, what I’m saying is that the guy in Charlotte is going to keep making the loan decisions in Charlotte just like the guy in Chattanooga is going to keep making the loan decisions in Chattanooga, and that’s a dramatically different approach than what the large regionals do. So I won’t just ramble on and on, but I could talk a long time on why I believe this is going to match up different than a large regional bank.

Kevin Fitzsimmons^ Okay, thanks for clarifying that Terry. Just one follow-on, Harold this might be for you, but just looking at the targeted performance ranges on slide 19 it looks like most of them other than the ROA you are keeping the same.

Margin specifically, is that more of a long-term target or are you guys saying you expect the margin to be in that to stay in that range during 2018? And is that on a core basis and reported, or if you can just talk about that and maybe also on the subject of interest rate sensitivity on a combined basis how you guys look? Thanks.

Harold Carpenter^ Yes, the NIM range we think will be reported margins. There will be components of accretable yield in that margin probably for the next four or five years, Kevin. So it will be a component of our earnings stream for a long period of time.

As far as where we are on a balance sheet position we are significantly asset sensitive. I’d say BNC is more of a neutral position. So I think when you combine the two balance sheets together we will be asset sensitive.

But we think we will be in a real comfortable range given where this rate environment is currently. So we like the way the two balance sheets come together.

Kevin Fitzsimmons^ Great, thanks very much guys. That’s perfect. Thank you.

Operator^ (Operator Instructions) Peyton Green, Piper Jaffray.

Peyton Green^ Yes, maybe if you all could address the opportunity on the deposit side given the extreme concentration of market share in North Carolina. I was really wondering if the acquisition might accelerate BNCN’s organic growth from the deposit side?

And then also on the C&I front their marketshare relative to yours, Terry, is much lower in their core markets. I was just wondering how quickly you think you can get that marketshare moving?

Terry Turner^ Let me just comment quickly, and I might let Rick jump in and comment, as well. I think you heard Rick say in his call and I’ve heard him say before that if you go back, trace back to BNC it’s really built on a CRE franchise. And so they’ve been very intentional about trying to figure out how to create a more balanced company and they’ve done that by acquisitions that they’ve made.

I think Peyton, I know you’ve done a lot of research on the Company. You’ve heard Rick talk about making deposit-focused acquisitions. You know he has made acquisitions to change the funding base.

He’s talked about the move towards C&I. I think all of that is intended to create a more balanced approach and that’s the path that they are on. It’s not like Pinnacle is showing up saying hey, Rick, we’ve got a good idea for you.

I mean it is their idea and is where they are headed and as he said we think we can move them down the road pretty quickly. I think the path to get that done primarily has to do with hiring. There was a question earlier about did we really believe we were going to continue to hire, and the answer to that is definitely yes.

I think we believe we are going to hire the same caliber of people at the same pace that we have been hiring and there is nobody better to do that than Rick. But it probably takes that success on the hiring front to really begin to take share in the C&I segment and alter the funding mix. But I don’t know, Rick, do you want to offer —

Rick Callicutt^ I would agree totally. One thing, Peyton, that we’ve been I wouldn’t say surprised at but very excited about is the leverage that we are continuing to gain in the branch network that we currently have. Our non-interest-bearing deposits have been growing the last two years north of 25%, and that trend we think is going to continue as we’ve built the branding throughout and getting deeper in these markets.

So if you take that momentum that our guys have built on the branch side and then you multiply that with the opportunity on the C&I side and bringing in those deposits, which again we’ve been very, very focused on and made some investments in, then we think it’s an excellent opportunity to really drive some really serious dynamic deposit growth to fund this machine over the next several years.

Peyton Green^ Okay, thank you.

Operator^ Michael Rose, Raymond James.

Michael Rose^ Hey guys, maybe this one is for Harold. Can you talk about how quickly you would expect to realize the cost savings?

And then on the flipside, can you talk about the combined firm’s asset sensitivity and any changes you might look to make as we move forward? Thanks.

Harold Carpenter^ Sure. The synergy case as developed in the slide deck this morning is that we likely won’t get very many at all in 2017 and then 2018 if the technology conversions occur in the fourth quarter, which is how we are modeling, then we ought to be able to get all the synergy case in 2018. So that’s how the synergy case was built.

On the asset sensitivity side, like we mentioned Pinnacle’s really asset sensitive. Bank of North Carolina would be more neutral, and so consequently when you pull the two together it’s going to be an asset-sensitive franchise. We are going to be traditionally more asset sensitive given the C&I book, so this helps us to moderate some as far as a balance sheet position is concerning, Michael.

As far as we’ve got all kinds of ideas on restructuring once you put these two balance sheets together, particularly in the bond book. We think that will be helpful over the long haul. We didn’t include any of that information in the revenue synergies or in the modeling though.

Michael Rose^ Okay, that’s helpful. Thanks for taking my question.

Operator^ (Operator Instructions) Andy Stapp, Hilliard Lyons.

Andy Stapp^ Good morning. And congratulations.

Terry Turner^ Thank you.

Andy Stapp^ The 25 cost saves, 25% cost saves are higher than what we typically see in our market transactions. Is there more color you could provide to help us understand how you can achieve these expense reductions?

Harold Carpenter^ Yes, Andy, I will try to take it. I will just say let me start with this, we’ve been talking about the synergy case probably for the last three or four weeks. We went through the expense book line by line.

We’ve got a lot of technology expenditures, obviously, coming out. But at the end of the day we felt like when you merge basically the support functions in both groups that this 25% is reasonable. So that’s where I think we are.

I think the other idea that we want to make sure gets conveyed on the call is that both banks are really experienced at integration. And so when you get both banks signed up on the synergy case, this is not Pinnacle coming in here and saying, okay, move over we are driving, it’s not like that at all. The synergy case was built in tandem over these last few weeks.

Andy Stapp^ Okay. And could you give a little bit more granularity on the timing of the cost saves? I presume if some of the system conversions won’t be until year-end 2017 you wouldn’t get full cost saves in Q1 for example.

Harold Carpenter^ That’s right. We are modeling full cost saves in 2018 and virtually none in 2017.

Andy Stapp^ But they’d be more the last three quarters of the year? Just trying to get some granularity regarding the timing in 2018 (multiple speakers)

Terry Turner^ I think our belief is that we will get them all in 2018 (technical difficulty) that we get the approval base that we talk about. And the reason is we will do a staggered implementation if you get approval, in the third quarter you can march down through here and say to October and November to get these three conversions done, get them done prior to year-end so that you go into 2018 with all the system conversions behind you.

Andy Stapp^ Okay, great. Thank you.

Operator^ Brian Martin, FIG Partners.

Brian Martin^ Hey guys, congratulations. My expense question was just asked, but just the second question, Harold, what assumptions have you used given the thoughts on the tax rate maybe changing? I guess in the model what are you guys using for the tax rate and how are you thinking about that going forward?

Harold Carpenter^ I don’t remember the precise amount, but it’s somewhere between 33 and 33.5 I believe, Brian.

Brian Martin^ Okay. So no big change.

All right, that’s all I had, guys. Thanks.

Operator^ Nancy Bush, NAB Research.

Nancy Bush^ Good morning. A couple of questions for you.

I guess I’m looking here to how this changes the basic business? And is there because of the increased size, legal limits, etc., etc., going to be a fundamentally different customer that’s targeted here?

Terry Turner^ The answer to that is no.

Nancy Bush^ Okay. Then the second part of that would be with CRE.

You are within the guidelines. They are more CRE than you are. Do you look to do more CRE now or how does this change your philosophy around CRE?

Terry Turner^ I don’t think it does change the philosophy. I think we are in the CRE business in a meaningful way, Nancy. As you know, you’ve followed our Company and seen the growth in our CRE book.

Of course, BNC has been at it a long time and are pros at it. But we through the capital raise drive back inside the 100% and 300% threshold, and we believe we are going to accrete capital at the meaningful rate which will let us continue to grow the CRE book but do it in a balanced basis as opposed to a concentrated basis.

Nancy Bush^ Okay. And then thirdly I guess, and this is more theoretical I guess, Terry, how long does this take you out of the market?

You’ve still got three markets that you want to be in with Atlanta being the biggest one. Does this take you out of the market for deals for some period of time?

Terry Turner^ You know, Nancy, I guess when I get asked questions like that I remember my father always telling me, Terry, never say never. So I always hate those kinds of questions.

I understand why they are asked, but I’m just saying I hate to give an answer that hems me in. But let me be honest with you, it would be surprising to me if we were to take on any transaction of consequence while we are trying to integrate this transaction. That would be a surprising thing to me.

Nancy Bush^ Okay great. Thanks very much.

Operator^ Ladies and gentlemen, this concludes our question-and-answer session for today. Thank you very much for your participation on today’s conference.

This does conclude the program and you may all disconnect. Everybody have a wonderful day.

Additional Information and Where to Find It

In connection with the proposed transaction, Pinnacle Financial Partners, Inc. (“Pinnacle”) intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Pinnacle and BNC Bancorp (“BNC”) and a prospectus of Pinnacle, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Pinnacle and BNC are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the shareholders of each institution seeking the required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Pinnacle or BNC as described in the paragraphs above.

Investors and security holders are urged to carefully review and consider each of Pinnacle’s and BNC’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q.

The documents filed by Pinnacle with the SEC may be obtained free of charge at Pinnacle’s website at www.pnfp.com, under the heading “About Pinnacle” and the subheading “Investor Relations,” or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Pinnacle by requesting them in writing to Pinnacle Financial Partners, Inc., 150 Third Avenue South, Suite 900, Nashville, Tennessee 37201, Attention: Investor Relations, or by telephone at (615) 744-3700.

The documents filed by BNC with the SEC may be obtained free of charge at the BNC’s website at www.bncbanking.com under the “Investor Relations” section, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from BNC by requesting them in writing to BNC Bancorp, 3980 Premier Drive, Suite 210, High Point, North Carolina 27265, Attention: Investor Relations, or by telephone at (336) 869-9200.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Pinnacle, BNC and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Pinnacle’s and BNC’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Pinnacle and their ownership of Pinnacle Common Stock is set forth in the definitive proxy statement for Pinnacle’s 2016 annual meeting of shareholders, as previously filed with the SEC on March 10, 2016, and other documents subsequently filed by Pinnacle with the SEC. Information about the directors and executive officers of BNC and their ownership of BNC’s Common Stock is set forth in the definitive proxy statement for BNC’s 2016 annual meeting of shareholders, as previously filed with the SEC on April 6, 2016, and other documents subsequently filed by BNC with the SEC. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements

All statements, other than statements of historical fact, included in this filing, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking including statements about the benefits to Pinnacle and BNC of the proposed merger, Pinnacle’s and BNC’s future financial and operating results (including the anticipated impact of the merger on Pinnacle’s and BNC’s earnings and tangible book value) and Pinnacle’s and BNC’s plans, objectives and intentions. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle and BNC to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be realized or take longer than anticipated to be realized, (2) disruption from the merger with customers, suppliers, employee or other business partners relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk of successful integration of the two companies’ businesses, (5) the failure to obtain the necessary approvals by Pinnacle and BNC shareholders, (6) the amount of the costs, fees, expenses and charges related to the merger, (7) the ability to obtain required governmental approvals of the proposed merger, (8) reputational risk and the reaction of the parties’ customers, suppliers, employees or other business partners to the merger, (9) the failure of the closing conditions to be satisfied, or any unexpected delay in closing the merger, (10) the risk that the integration of Pinnacle’s and BNC’s operations will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by Pinnacle’s issuance of additional shares of its common stock in the merger or related to the merger and (13) general competitive, economic, political and market conditions. Additional factors which could affect the forward looking statements can be found in Pinnacle’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, or BNC’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Pinnacle and BNC disclaim any obligation to update or revise any forward-looking statements contained in this filing, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.